news release

FOR IMMEDIATE RELEASE

ARCELORMITTAL AND PEABODY ENERGY SUBMIT INDICATIVE PROPOSAL TO ACQUIRE MACARTHUR COAL

Luxembourg, July 11, 2011 (11:30 CET) - ArcelorMittal ("ArcelorMittal") notes today's announcement by Macarthur Coal Limited ("Macarthur") and confirms that ArcelorMittal and Peabody Energy Corporation ("Peabody") have made an indicative, nonbinding and conditional proposal to make an off-market takeover bid, through a bid company 40% owned by ArcelorMittal and 60% owned by Peabody, to acquire up to 100% of the issued securities of Macarthur ("Indicative Proposal").

Under the Indicative Proposal, Macarthur shareholders would be offered a cash price of A$15.50 per share, implying a value for the equity in Macarthur of approximately A$4.7 billion. ArcelorMittal already has a relevant interest of approximately 16 percent of Macarthur's shares.

The Indicative Proposal is conditional on the successful completion of due diligence, which would be completed in a timely manner.  Any resulting offer to Macarthur shareholders would be conditional only on a minimum of 50.01 percent acceptance by Macarthur shareholders, approval from Australia's Foreign Investment Review Board and other customary conditions and approvals.
ArcelorMittal and Peabody look forward to engaging with the Board of Macarthur in relation to the Indicative Proposal.

ArcelorMittal is being advised by RBC Capital Markets and Mallesons Stephen Jaques.
The announcement does not constitute and is not intended to constitute a proposal to make a takeover bid for Macarthur and there is no assurance that any such takeover bid will be made.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.